

July 18, 2022

Justin Mirro
Chairman and Chief Executive Officer
Kensington Capital Acquisition Corp. IV
1400 Old Country Road, Suite 301
Westbury, NY 11590

> **Re: Kensington Capital Acquisition Corp. IV**
> **Registration Statement on Form S-4**
> **Filed June 21, 2022**
> **File No. 333-265740**

Dear Mr. Mirro:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 Filed June 21, 2022

Cover Page

1.   Please revise the cover page and the question and answer section to disclose the cash value of the securities that (i) the public shareholders, (ii) the public warrantholders, (iii) the Sponsor, and (iv) the holders of Amprius capital stock will receive in connection with the Domestication and Business Combination. In addition, please disclose here the voting power of (i) the public shareholders, (ii) the Sponsor, (iii) the equity financing investors, and (iv) the holders of Amprius capital stock following the Business Combination.

2.   Please disclose the equity financing occurring in connection with the business combination.

3.   We note that Amprius, Inc. will hold a majority interest in Amprius after the business

combination regardless of the redemption scenario. As such, please tell us whether the combined company will be a "controlled company" under exchange listing rules and, if so, describe the corporate governance exemptions on which you will be entitled to rely and the related risks to investors.

Questions and Answers About the Business Combination, page 8

4. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

5. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

6. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if material.

7. Please add a question and answer or expand your disclosure on page 11 to include disclosure regarding the ownership of the equity financing investors, and the Sponsor and its affiliates of the combined company after the merger that shows a range of redemption scenarios, including a maximum, minimum and interim redemption scenario. In addition, please disclose the Sponsor's total potential ownership interest in the combined company assuming exercise and conversion of all securities as well as the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

8. Please add a question and answer that identifies the Minimum Cash Condition and the maximum percentage of public shares that may be redeemed such that the remaining funds held in the trust account are sufficient to satisfy the Minimum Cash Condition.

9. Please disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

10. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

11. Please add a question and answer that addresses the consideration that Amprius equity holders will receive for vested and unvested stock options.

12.   Please add a question and answer that discloses the deferred underwriting fees that are contingent upon the the Business Combination as well as the fees to the Placement Agents for the equity financing that are contingent upon the Business Combination.

Summary Risk Factors, page 38

13.   Please revise your risk factor summary to ensure that it is no more than two pages in length. Refer to Item 105(b) of Regulation S-K.

14.   Please quantify Amprius' net losses.

Unaudited Pro Forma Condensed Combined Financial Information, page 86

15.   Refer to the scenario Assuming Maximum Redemptions on page 87 and the pro forma balance sheet on page 90. Please clarify and expand your disclosure that at Closing Kensington will be required to have a minimum of $200 million in cash, since we note the cash balance in the pro forma balance sheet at March 31, 2022, under the maximum redemptions scenario, is less than $200 million. Please explain how the current presentation meets the Minimum Cash Amount. To the extent you expect to receive additional proceeds from investors in an Equity Financing, please disclose and discuss the terms of the financing. In this regard, we note the discussion on page 118 of your intention to enter into an Equity Financing prior to Closing. If appropriate, please include disclosures and adjustments related to the Equity Financing in the pro forma financial statements.

16.   Refer to page 87. We note pro forma disclosures are based on two redemption scenarios, one Assuming No Redemptions, which assumes no shares of Kensington Class A ordinary shares are redeemed, and the other Assuming Maximum Redemptions, which assumes the redemption of 3 million shares of Kensington Class A ordinary shares. Please disclose what will occur if redemptions exceed 3 million shares and, if accurate, clarify and disclose that if redemptions exceed 3 million shares, the Business Combination will not occur. If that is not accurate, please explain how you determined the current disclosure presents the maximum redemptions scenario and complies with Rule 11-02(a)(10) of Regulation S-X.

17.   Refer to notes 3(f) and 3(bb) on page 95. We note Kensington accounts for public warrants and private warrants as liabilities. We also note after the Business Combination, the public warrants and private warrants will be classified in equity. Please clarify if the private warrants include any terms or provisions that provide for potential changes to the settlement amount that are dependent on and will continue to be dependent on the characteristics of the holder of the warrant, and if so, explain how you determined the private warrants should be classified in equity after the Business Combination.

18.   Refer to note 3(h) on page 95. Please disclose how holders of options to acquire shares of Amprius and its Parent will be accounted for in the Business Combination. If the options will be exchanged for new options, please disclose the accounting for the exchange and

quantify the impact, if any, on the pro forma financial statements. Also, please explain or reconcile the number of Amprius options disclosed in the pro forma financial statements relative to the options disclosed in Amprius' historical financial statements. It appears the options disclosed in the pro forma financial statements may not include options to acquire shares of Amprius' Parent. Please disclose and discuss if and how the Parent options will be settled.

The Background of the Business Combination, page 106

19. Please expand your disclosure to discuss in greater detail Kensington's other potential targets, including their size and material attributes, and the reasons they were not pursued.

20. Please revise the disclosure on page 107 to clarify that the business combination proposed valuation of Amprius' financial advisor does not address the fairness of the merger from a financial point of view for Kensington's Public Unitholders, Public Shareholders and Public Warrantholders.

Equity Financing, page 118

21. Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the SPAC's sponsors, directors, officers or their affiliates will participate in the private placement.

Certain U.S. Federal Income Tax Considerations, page 127

22. Please revise the heading of this section as well as the introductory paragraph to clarify that the discussion is of the material tax consequences, not merely certain material tax consequences. Please refer to Section III.C.1 of Staff Legal Bulletin No. 19 for guidance.

23. You disclose on page 17 that the Domestication should constitute a reorganization under Section 368(a) of the Code. Please include a similar statement in this section that clearly describes the tax treatment of the merger and the related transactions. Please ask counsel to provide, or to explain why it cannot provide, a "will" opinion. In that case, ask counsel to describe the degree of uncertainty in the opinion. Please also remove any statement that assumes the material tax consequences at issue (e.g., "Assuming the Domestication qualifies as an F Reorganization ..."). Refer to Section III of Staff Legal Bulletin No. 19 for guidance.

Director Compensation, page 193

24. Please report compensation values in your tables in dollars and rounded to the nearest dollar.

Amprius Management's Discussion and Analysis of Financial Condition and Results of Operations
Establishing Manufacturing Capacity, page 197

25.   We note disclosures here and throughout the filing regarding the need to establish a high volume manufacturing facility and develop automated anode production equipment. We also note disclosure that the capacity, timing and related capital expenditures are uncertain. Although we note and understand the amount and timing of related capital expenditures may not be fully known, please disclose and discuss the range of capital expenditures and the anticipated timing of those expenditures based on your current expectations.

Critical Accounting Policies and Significant Management Esimates, page 211

26.   Please revise the disclosures under Common Stock Valuations to quantify, in total or on a per share basis, the estimated fair values determined as of each valuation date and the factors that resulted in significant changes in the estimated fair values.

Management After the Business Combination, page 250

27.   The description of management of New Amprius following the business combination does not indicate whether they are located inside or outside of the United States. Please disclose the locations of the board members and CEO. Please advise whether your executive officers and directors reside in the United States. If not, please include a risk factor addressing the risk to U.S. stockholders of effecting service of process, enforcing judgments and bringing original actions in foreign courts to enforce liabilities based on the U.S. federal securities laws. Also, if at least one director or officer is located outside the United States, please disclose in a separate Enforceability section the limitations and difficulties of bringing an action against such director or officer.

Audited Financial Statements of Amprius Technologies, Inc.
Report of Independent Registered Public Accounting Firm, page F-2

28.   Refer to the second paragraph under Basis for Opinion. We note the auditors' report indicates their audits were conducted in accordance with the "auditing standards" of the PCAOB. Please be advised, based on the facts and circumstances related to the Business Combination, the auditor is required to conduct their audits in accordance with the "standards" of the PCAOB, which include standards in addition to auditing standards. Please have the auditor refer to the guidance in paragraph .09 of AS 3101 and revise their report accordingly. Please also revise the related disclosure under frequently used terms for "PCAOB Financials" on page 5.

2. Summary of Significant Accounting Policies
Basis of Presentation, page F-9

29.   We note the company's historical financial statements reflect an allocation of its Parent's general and administrative expenses and the expenses were allocated "evenly" among the Parent's subsidiaries; however, it is not clear what evenly allocated means or how you determined it is reasonable. It is also not clear how many subsidiaries the Parent had or what the level of activity and operations of each subsidiary was such that the methodology is reasonable. Please more clearly explain how shared costs were allocated and how you determined the methodology is reasonable. Please also disclose management's estimate of what expenses would have been on a stand-alone basis for each period presented. Refer to SAB Topic 1:B:2. This comment is also applicable to the disclosures on page F-35.

30.   We note the company's Parent provided capital contributions to fund the company during the periods presented; however, we note no allocation of interest expense to the company's historical financial statements. Please disclose the source of the funds provided by the Parent to the company. If the Parent incurred debt to fund the capital contributions, please explain how and why you determined the company's historical financial statements are not required to record allocated interest expense. Refer to SAB Topic 1:B. This comment is also applicable to the interim financial statements.

14. Subsequent Events, page F-27

31.   Please expand the disclosures related to the new options granted subsequent to March 31, 2022, here and on page F-49, to disclose: the material terms of the options; the average exercise price; the estimated fair value; and the amounts of recognized and/or unrecognized compensation expense. If applicable, please address any material differences between the fair value of the new options and the fair value implied by the current Business Combination.

General

32.   With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to

investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

33. We understand the sponsor will receive additional securities pursuant to an anti-dilution adjustment based on the company's additional financing activities. Please quantify the number and value of securities the sponsor will receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight dilution to public stockholders.

34. Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company's officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

35. Please describe the direct or indirect impact of Russia's invasion of Ukraine on your business. In addition, please also consider any impact:

- resulting from sanctions, limitations on obtaining relevant government approvals, currency exchange limitations, or export or capital controls, including the impact of any risks that may impede your ability to sell assets located in Russia, Belarus, or Ukraine, including due to sanctions affecting potential purchasers;
- resulting from the reaction of your investors, employees, customers, and/or other stakeholders to any action or inaction arising from or relating to the invasion, including the payment of taxes to the Russian Federation; and
- that may result if Russia or another government nationalizes your assets or operations in Russia, Belarus, or Ukraine.

If the impact is not material, please explain why.

36. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia's invasion of Ukraine. For example, discuss whether you have or expect to:

- suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;
- experience labor shortages that impact your business;
- experience cybersecurity attacks in your supply chain;
- experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;
- experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
- be unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing invasion.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton, Staff Accountant, at (202) 551-3328 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or Erin Purnell, Legal Branch Chief, at (202) 551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing